UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	1-1105

AT&T CORP.

(Exact name of registrant as specified in its charter)

One AT&T Way, Bedminster, New Jersey 07921, 210-821-4105

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $1.00 per share,

7.50% Notes due June 1, 2006,

7.75% Notes due March 1, 2007,

6.00% Notes due March 15, 2009,

6.50% Notes due March 15, 2013,

and 6.50% Notes due March 15, 2029

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

7.50% Notes due 06/01/06 – 133 holders	6.50% Notes due 03/15/13 – 79 holders
7.75% Notes due 03/01/07 – 114 holders	6.50% Notes due 03/15/29 – 83 holders

6.00% Notes due 03/15/09 – 159 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, AT&T Corp. had duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 3, 2006	By: /s/ Paula M. Anderson
Paula M. Anderson, Counsel